Exhibit (a)(5)(D)

TPC Group Increases Price Range for Dutch Auction Tender Offer

Houston, Texas. December 9, 2010. TPC Group Inc. (Nasdaq: TPCG) announced today that it has amended its previously announced modified “Dutch auction” equity tender offer to increase the price range at which it will purchase its common stock to a purchase price of not less than $26.50 nor greater than $28.50 per share (subject to an aggregate purchase price of no more than $130 million). Previously, the Company had offered to purchase for cash shares of its common stock at a purchase price of not less than $24.50 nor greater than $27.50 per share. The Company also has extended the expiration date of the tender offer to 5:00 p.m., New York City time, on December 23, 2010. As of December 8, 2010, based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, approximately 2.1 million common shares were properly tendered and not withdrawn. The closing price of the shares on December 8, 2010, the last full trading day preceding this announcement, was $27.94.

Company stockholders may tender all or a portion of their shares (1) at a price per share of not less than $26.50 and not more than $28.50 (an “auction tender”) or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the modified Dutch auction process (a “purchase price tender”). When the tender offer expires, the Company will select the lowest price within the range of prices specified above (the “purchase price”) enabling the Company to purchase no more than $130 million in common stock. Stockholders will receive the purchase price in cash, without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares tendered at or below the purchase price exceeds $130 million. These provisions are described in the Company’s Offer to Purchase relating to the tender offer. All shares purchased by the Company will be purchased at the same price. All shares tendered at prices higher than the purchase price will not be purchased and will be promptly returned to stockholders.

Since the purchase price will only be determined after the expiration date, the number of shares that will be purchased will not be known until after that time. Assuming that the tender offer is fully subscribed, if the purchase price is determined to be $26.50 per share, the minimum purchase price under the tender offer, the approximate number of shares that will be purchased under the tender offer is 4,905,660. Assuming that the tender offer is fully subscribed, if the purchase price is determined to be $28.50 per share, the maximum purchase price under the tender offer, the approximate number of shares that will be purchased under the tender offer is 4,561,403. The maximum of 4,905,660 shares that the Company is offering to purchase under the tender offer represents approximately 26.9% of the total number of shares issued and outstanding as of October 1, 2010. Assuming the tender offer is fully subscribed, the minimum of 4,561,403 shares that the Company is offering to purchase under the tender offer represents approximately 25.0% of the total number of shares issued and outstanding as of October 1, 2010.

The tender offer is not conditioned upon any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase. Stockholders are being sent an amended Letter of Transmittal and an amended Notice of Guaranteed Delivery. Stockholders who have already tendered shares as purchase price tenders and who do not wish to change that direction will not need to take any further action. Stockholders who have already tendered shares as purchase price tenders and who wish to change that direction must withdraw their previous tenders in accordance with the procedures described in the Offer to Purchase and the amended Letter of Transmittal. All previous tenders not submitted as purchase price tenders have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their shares in the tender offer, must deliver an amended Letter of Transmittal to the depositary for the tender offer.

Holders of vested options to purchase shares of the Company’s common stock, subject to Company policies and practices, may exercise vested options to purchase shares and tender such shares in the tender offer; however, the Company suggests that such holders exercise vested options at least five business days prior to the expiration date (which will require such holders to exercise such options no later than 5:00 p.m., New York City time, on December 16, 2010) in order to provide those holders with sufficient time to properly tender the shares in the tender offer. Exercises of options cannot be revoked even if some or all of the shares received upon the exercise thereof and tendered in the tender offer are not purchased pursuant to the tender offer for any reason.

Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

Except as provided for in this release, all other terms and conditions of the tender offer remain unchanged. The Company will not further increase the price range for, or extend the expiration date of, the tender offer.

Questions and requests for assistance may be directed to Georgeson, Inc., the information agent, at (888) 206-5970 (toll free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager, at (888) 803-9655 (toll free). Requests for copies of documents should be addressed to the information agent.

Although the Company’s Board of Directors has authorized the tender offer, as amended by this release, it has not, nor has the Company, the dealer manager, the information agent or the depositary made, or is making, any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender shares and, if so, how many shares to tender and the price or prices at which stockholders will tender them. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the amended Letter of Transmittal, including the purposes and effects of the tender offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

Certain of our directors and executive officers have advised us that, depending on market and other factors, they or their affiliate(s) may tender shares in the tender offer.

News Release for Informational Purposes Only

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The tender offer is being made solely by the Offer to Purchase, as amended by this release, and the related amended Letter of Transmittal. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits, the Offer to Purchase, this release and the related amended Letter of Transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer.

About TPC Group

TPC Group Inc. is a leading producer of value-added products derived from niche petrochemical raw materials such as C4 hydrocarbons. The Company sells its products into a wide range of performance, specialty and intermediate markets, including synthetic rubber, fuels, lubricant additives, plastics and surfactants. Headquartered in Houston, Texas, and with an operating history of over 68 years, the Company has manufacturing facilities in the industrial corridor adjacent to the Houston Ship Channel, Port Neches and Baytown, Texas and operates a product terminal in Lake Charles, Louisiana. For more information, visit the Company’s website at http://www.tpcgrp.com.

Information on Forward Looking Statements

Certain statements in this news release are “forward-looking statements.” These statements include assumptions, expectations, predictions, intentions or beliefs about future events, including the completion of the offer. Although TPC Group believes that such statements are based on reasonable assumptions, no assurance can be given that such statements will prove to have been correct. A number of factors could cause actual results to vary materially from those expressed or implied in any forward-looking statements. More information about the risks and uncertainties relating to TPC Group and the forward-looking statements are found in the Company’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, which is available free of charge on the SEC’s web site at http://www.sec.gov. TPC Group expressly disclaims any obligation to update any forward-looking statements contained in this news release to reflect events or circumstances that may arise after the date of this release, except as otherwise required by applicable law.

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